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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO

RULE 13a-16 AND 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of:

October 2005

Commission File Number:

000-50829

ZENA CAPITAL CORP.

(Translation of registrant’s name into English)

750 West Pender Street, #604, Vancouver, British Columbia  V6C 2T7

(Address of principal executive offices)

1.  Technical Report on the Rock Creek Barite Property,

     G.J. Walton & Associates Ltd., dated 10/24/2005

2.  Consent Letter, dated 10/19/2005

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20- F XXX   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of  a Form  6-K if submitted solely  to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a  press  release,  is  not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No XXX

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SEC 1815 (09-05)

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TECHNICAL REPORT

ON THE

ROCK CREEK BARITE PROPERTY

ROCK CREEK

British Columbia

490 01’ 45” North 1190 07’ 00” West

for

Zena Capital Corp.

750 West Pender Street, Suite 604

Vancouver, British Columbia

V6C 2T7

“Godfrey Walton”

By: Godfrey Walton, P. Geo

G. J. Walton & Associates Ltd

5463 Cortez Crescent

North Vancouver, British Columbia

V7R 4R1

October 24, 2003

2

Table of Contents

Table of Contents

Figures

 2

Tables

 2

1.0 Summary

 3

2.0 Introduction and Terms of Reference

 4

3.0 Disclaimer

 4

4.0 Property Description and Location

 4

5.0 Accessibility, Climate, Local Resources, Infrastructure and Physiography

 7

6.0 History

 8

7.0 Geological Setting

 8

8.0 Deposit Types

 9

9.0 Mineralization

 11

10.0 Drilling

 12

11.0 Sampling Method and Approach

 15

12.0 Data Verification

 16

13.0 Mineral Processing and Metallurgical Testing

 16

14.0 Mineral Resource and Mineral Reserve Estimates

 17

15.0 Interpretation and Conclusions

 18

16.0 Recommendations

 19

17.0 References

 20

Appendix 1 – Metallurgical Report and Specification for the Drilling Mud Industry and

the Paint Industry

 21

Appendix 2 – Drill Logs

 22

Appendix 3 – Cross Sections

 23

Appendix 4 – Author’s Certification

 24

Figures

Figure 1 – Location Map

 6

Figure 2 – Claim Map

 7

Figure 3 – Geological map of the Rock Creek Barite

 10

Figure 4 – Drill plan of the Area A

 13

Tables

Table 1 – List of Claims

 6

Table 2 – 1996 and 1997 Drilling Table with Barite Intersections

 14

Table 3 – 2003 Drilling Table and Barite Intersections

 15

Table 4 – Measured Resource estimate by section in Area A

 17

Table 5 – Inferred Resource estimate on strike in Area A

 18

1.0 Summary

The Rock Creek barite property is located 7 kilometers east of Brideville which is

36 kilometers along highway 3 from the junction between highway 3 and the main road to Kelowna at the Husky station in Osoyoos. An option agreement has been completed between Zena Capital and Byard Maclean for Zena Capital to option a 100% interest in the property subject to a 20% net profits interest.

Zena Capital needs to spend $700,000 on the property, which includes some payments to the underlying property owners.

Rock Creek Barite from Bridesville-Rock Creek road

The mineralization consists of a series of podiform barite bodies hosted by argillite in the metamorphic Anarchist group which is comprised of metamorphosed sedimentary and volcanic rocks.  There are three barite showings on the property of which area A has had the most exploration work. The author has estimated that there is a measured resource of 5,800 tonnes of barite with a specific gravity of 4.2, which in the drilling mud industry would be direct shipping. Other use alternatives for the barite are being explored by Zena Capital, such as uses in the paint industry. The paint industry may be more lucrative for some of the barite, but will be determined in the next phase of the program.

There are three areas that have been identified with outcrops of barite, three areas with geochemical values of barite identified in the geochemical survey that was carried out by First Point in 1996/97. These six areas are the priority for the follow up. The podiform nature of the barite mineralization will make it difficult to locate new areas of barite once these areas have been exhausted. However previous drilling in the area for base metals on a reconnaissance scale indicates that barite can be found at or near the contact between the volcanic and sedimentary rocks. This is encouraging for long term exploration on the project.

Zena’s near term plan, for which they have a permit, is to take a bulk sample of the barite in area A, so that they can obtain an accurate estimate of how much barite is present, try test mining and obtain a large enough sample to market the product to various different industries. This program which is recommended will provide some valuable economic information for a production decision on the property. It is recommended that $250,000 be spent on the next phase of the program to test mine the Area A, obtain a bulk sample for marketing purposes.  The metallurgical testing that was completed in 1996 by G & T Metallurgical and they concluded that flotation of the barite concentrate away from low specific gravity gangue provided superior metallurgical results. The results suggested that in flotation tests that 94% of the barite was being concentrated into a concentrate with a grade of 92% BaSO4 or higher. This processing will only be required for material that has a specific gravity of less then 4.2 which appears to be the cut off for direct shipping barite for the drilling mud industry.

2.0 Introduction and Terms of Reference

The Lapin Barite project is being optioned by Zena Capital Corp. (hereto known as Zena) from Rock Creek Barite Co. Ltd. The parties have signed a Letter of Intent, where Zena can earn a 100% interest in the property subject to a 20% net profits royalty for $700,000 spend into three programs. The first program was designed as a due diligence program to verify the previous work was correct in identifying the barite, provide enough information to calculate a resource and determine a method of exploration to be used to locate other barite zones.  Kevin Hanson, a director of Zena asked the author to review the data collected on the due diligence phase of the program and prepare a 43-101 compliant report for the qualifying property.

3.0 Disclaimer

The author did not visit the property during the exploration due diligence portion of the program and did not supervise the exploration work on the property. The program was supervised by Byard MacLean, the principal of Samadish Contracting. This report is a compilation of the recent work completed by Zena and the previous work completed by other operators on the property. All of the sampling of the 2003 drilling was completed by Byard Maclean.

4.0 Property Description and Location

The property consists of 12 claims that are in good standing as per the Mineral titles office available on the internet. The claims are listed in table 1. They are located on Mineral Title map sheet number 82E005. The centre of the claims occurs at Latitude 490 01’ 45” North and Longitude 1190 07’ 00” West.

Typical scenery along the Rock Creek – Bridesville road in the vicinity of the property

Access is obtained from Highway 3 to the Rock Mountain-Bridesville road at Bridesville, where you continue for 7 kilometers east to a farm access road and then travel a further 2 kilometers to the property. The Rock Creek – Bridesville is 36 kilometers from the intersection of highway 3 and the Kelowna road in Osoyoos at the Husky station.  The work completed in the due diligence phase of the program will be required to be filed to record more work on the property and more the expiry date forward. Sufficient work has been completed in 2003 to extend the expiry dates. There is a 500 meter area of influence around the claims where any ground staked by any of the parties to the agreement is required to add the claims to the agreement.

Figure 1 – Location Map

British Columbia
N
500 km
Rock Creek Barite Project
Vancouver
Kelowna
Penticton
Kettle River
N
40 km
3
Rock Creek
Osoyoos

Table 1 – List of Claims

Claim Name	Tenure Number	Number of Units	Expiry Date
Hap 1	320128	1	2004-10-14
Hap 2	320129	1	2004-10-15
Hap 3	320130	1	2004-10-14
Hap 4	320131	1	2004-10-14
Hap 5	320131	1	2004-10-14
Rock 1	317602	1	2004-10-14
Rock 2	317603	1	2004-10-14
Rock 3	317604	1	2004-10-14
Rock 4	317605	1	2004-10-14
Rock 5	317606	1	2004-10-14
Ket 4	390215	1	2004-10-14
Ket 5	390216	1	2004-10-14
Total		12 units

Figure 2 – Claim Map

N
2 km
Johnstone Creek
Prov. Park
road
RM 16
creek
Rock Creek Project
Ket 4
Ket 5
Rock 1
Rock 4
Rock 5
MR. 5
Rock 2
Rock 3
Hap5
Hap 3
KET 28
MR. 6
Hap 4
Hap 2
Hap 1
ANA 2
road
CANADA
U.S.A.

5.0 Accessibility, Climate, Local Resources,

Infrastructure and Physiography

The area consists of rolling hills with grassy pastures, conifers at the upper sections with crops of hay at lower elevations. The elevation ranges from 671 meters above sea level in the Kettle River valley to 1362 above sea level in the Anarchist Mountains. The property is primarily in the mountain tops in rolling hills of conifers with hay fields on the route into the property.

The area has very good infrastructure with provincial highway 3 passing just north of the property. Airport access is available from Penticton, which is 100 kilometers to the west and Castlegar 170 kilometer to the east. The property is dissected with roads from old logging operations. The land owners in the area typically do selective logging and as a result have put in a large number of roads. There is an old railway bed that can be refurbished so that the barite could be hauled to Rock creek for bagging and shipping.

6.0 History

Historically, exploration and mining has been active since the 1900’s when McKinney Creek placer deposits and mines of McKinney were discovered. Camp McKinney lode gold deposit produced 82,000 ounces with the majority of the production coming in the years 1894-1904. The lode and the placer production come from the area northwest of the Rock Creek Barite project.

In 1955, Brian Fenwick-Wilson staked a nickel showing between Rock Creek Bridge and the Rock Creek-Bridesville road. It was allowed to lapse and was restaked several times until Newmont, Nickel Ridge Mines Ltd and Utica Mines Ltd carried out extensive exploration programs which included drilling to outline 30 million tons grading 0.22% Nickel and 0.015% Cobalt. It is still viewed as uneconomic at current. Various other properties in the area have been explored and exploited for chrome, molybdenum, base metals, gold and silver over the years but much of it is small scale production.

Crownex Resources flew an airborne geophysical survey in 1989 and 1990 east of Rock Creek and down to the US border. The survey included Magnetic and Vlf-EM.

In 1996 and 1997 Orion International Mineral completed trenching and diamond drilling on the Lapin Barite project. First Point completed a precious metal soil grid over part of the Rock claims. Although the grid that First Point used was very coarse for the Barite targets it does provide a good first indication of where the barite horizons are located. Barite was discovered in the vicinity of Ket 28 and Ana 2 claims in 1989 and 1990. Other industrial mineral occurrences have been found in the area. There is a dolomite mine in Rock Creek.

7.0 Geological Setting

The area is underlain by Permo-Triassic Anarchist group of rocks which are comprised of amphibolite, greenstone, quartzite, argillite, chert, and minor marble. The Nelson plutonic sequence intrudes the Anarchist Group in the area. The Jurassic-Cretaceous Nelson batholith consists of hornblende-biotite granodiorite and diorite.

There are smaller plugs and dykes in the northern part of the area which are interpreted to be part of the similar aged Okanogan batholith. The compositions of the two batholiths are similar. There are some younger intrusions that cut the Jurassic intrusions. These units are in turn overlain by a series of Tertiary trachyandesites and associated sedimentary rocks.

The structural fabric is controlled by a series of north trending normal faults that form the edges of a graben system. Tight folds are noticed in the meta-volcanic and -sedimentary rocks where the faults are located. There are Northwesterly, Northeasterly and some minor East – West faults within the area.

The property is primarily underlain by the meta-sedimentary and –volcanic rocks (see Fig 3). The meta-sedimentary rocks are a series of shelf and ramp sequence rocks with a turbiditic component. The units contain graphite rich zones which are possibly smaller reduced basins in a deeper portion of the sedimentary basin. The meta-volcanic rocks are andesite in composition with no textures to determine if they are flows or tuffaceous rocks. A barite unit has been located at or close to the contact between the sedimentary and volcanic rocks. It varies in width from 0.1 to 10 meters. Drilling and trenching by Orion in 1996 and 1997 intersected barite over a strike length of 500 meters. The soil sampling that First Point completed at the same time also had indications of Barite over a large area.

8.0 Deposit Types

The barite appears to be the result of an exhalative event on the ocean floor. The previous sampling of the barite and the horizon has provided no base metal values. As a result, it has been quickly left by base metal explorationists. The lensoid nature of the mineralization is probably due to the intense folding and faulting in the region. The author saw that the barite zones are in places were laminated and were intensely folded; this is particularly evident at Area C. Much of the core from Area A was massive barite with no signs of layering. The barite in the photograph of Area C is to the left of the blue line while around it is the graphitic argillite. The barite appears to be cut off on three sides with a dimension of about 12 meters.

N
Rock 8
Rock 9
Rock 7
Rock 6
Rock 1
Rock 4
Rock 5
KET 28
Rock 2
Rock 3
HAP 5
HAP 3
HAP 4
HAP 2
HAP 1
Ar
GS
Cg
GS
(Bio, Sil)
GS
(Epi, Ca, Mag)
FP
Ba
AREA B
Ba
AREA A
AREA C
GS
(Epi, Ca, Mag)
42°
38°
80°

LEGEND

- Cg Conglomerate
- Ba Barite
- Ar Argillite
- GS Greenstone
- FP Feldspar
- Bio Biotite
- Sil Silicification
- Ca Calcite
- Epi Epidote
- Mag Magnetite
- Drill hole
- Fault
- Geological contact– aproximate
- Strike & Dip (Formation)
- Strike & Dip (Foliation)
- Creek
- Road

0 100 200 300 400 500m

COMPANY: ZENA CAPITAL CORPORATION	
PROJECT: ROCK CREEK BARITE Geological Map	
LOCATION: Rock Creek, British Columbia	
DATE: 1 Oct 2003	SCALE: 1:10 000
DRAWN: TI	GEOLOGIST: G. Walton P.Geo
DATA: Zena.dwg TERRACAD	FIGURE: 3

9.0 Mineralization

The mineralization is in the form of Barite in the area of the contact between a sequence of metamorphic sediments and volcanic rocks. Previous work exposed the barite mineralization in trenches and drill holes. The first trenching at what is now called Area A was completed by Orion. They found argillite was located in the east and west sides of the mineralization with a general trend going northwest although locally an east-west trend has been observed in them trenching.

Line 5

Area A showing the location of the proposed bulk sample and the barite outcrop

A second area called Area B was cut by two trenches, which were 29 meters apart and along the northwesterly trend from Area A. The first trench in this area exposed three lenses of barite, while the second trench had two exposures of barite. The host rock is a siliceous graphitic argillite.

Fifteen holes were completed in 1996-97 with four drill holes having BX sized core and eleven drill holes having NQ sized core. The core recoveries appear to drop at the contact between the graphite and the barite, so that it is difficult assess the nature of the barite and its timing with respect to the surrounding rocks.

The sampling completed by Orion indicates that the specific gravity is typically from 3.6 to 4.36 which indicate that the samples are high in barium. The sampling, completed by Linda Caron P. Geo., provided both specific gravity values and analysis of the samples. It indicates that the main contamination is silica. The lowest value obtained in her sampling was 59.6% Barite with a specific gravity of 3.74 and the highest was 87.7% Barite with specific gravity values of 4.26. These analyses were completed at Als Chemex laboratory in Australia. They corroborate the previous sampling to indicate that there is no problem material in the barite.

The trenching, drilling from 1967/68 and the recent drilling all indicate that the barite can be traced in a horizon and therefore if the grade holds up then it should be extractable.

The barite is primarily white or grey in colour and shows relic banding at a similar orientation to the banding in the argillite. There are a few areas which suggest that the barite has replaced the argillite. The previous reports call the barite veins rather than replacement zones.

10.0 Drilling

There have been two stages of drilling on the property for barite; one in 1996/97 and the other in 2003. The drilling by Orion had 15 holes for a total meterage of 528.39 meters. The drilling in 2003 by Zena Capital was 12 diamond drill holes for a total meterage of 203.79. The total drilled in this area is 732.18 meters. Drilling map for area A is shown in Figure 4.

L0
L5E
L10E
L15E
L20E
L25E
L30E
L40E
L50E
L55E
L60E
L65E
L70E
L80E
L90E
L100E
TBaseline
1
2
3
5, 6
7
8
10
11
12
Mt. Hansen
0 50 100 150 200 m
SCALE : AS SHOWN

G.J.Walton & Associates Ltd.

ZENA CAPITAL CORP.

LAPIN BARITE PROJECT

DRILL PLAN

Figure 4

ROCK CREEK, BRITISH COLUMBIA

Table 2 – 1996 and 1997 Drilling Table with Barite Intersections

96 LAP

Hole	Bearing	Angle	From	To	Intersection	Total Depth (Ft)
No			feet	feet	of barite	of hole
1C	270	-60	5	44	39	64
2C	270	-60	4	6	2	13
3C	270	-90				4
4C	270	-60				18

97 LAP

Hole	Bearing	Angle	From	To	Intersection	Total Depth (Ft)
No			feet	feet	of barite	of hole
1C	270	-60	46.5	54.5	9	165
2C	270	-80	45.5	56	10.5	100
3C	270	-45	10	13	3	72
4C	220	-70				100
5C	220	-45	45	55	10	203
6C	220	-60	26	26.5	0.5	85
7C	180	-45	86	92	6	163
8C						493
9C	225	-45	80	88	8	300
10C	315	-45	116	118	2	143
11C	80S	-60	13.5	39	25.5	54
			39	41	2

Table 3 – 2003 Drilling Table and Barite Intersections

Hole	Location		Bearing	Angle	From	To	Intersection	Total Depth (Ft)
No	North	East			feet	feet	of barite	of hole
1			180	45	10	42	32	44
2	Baseline	L15	180	45	24.5	33	8.5	44
3	2.5 S	L25	180	45	35	36	1	39
4	160 m S	L13	315	45
5	3 m S	L10	180	45	13	25	12	51
6	3 m S	L10	180	60	11	24	13	27
7	10 m N	L15	180	60	38	58	20	110
8	10 m N	L5	180	90				58
9	10 m N	L5	225	45	35	48	13	61
10	4.2 m N	L50	180	85	34	36.5	2.5	45
11	9 m N	L69	180	45
12	15 m N	L25	180	90	66	68	2	88

The drilling in 2003 focused on Area A to determine the continuity of the barite. As a result of the closed spaced drill holes a reserve and resource estimate as possible to complete. This is outlined and discussed in section 14.

11.0 Sampling Method and Approach

A variety of samples have been taken since 1996 to the present to obtain analysis of the barium sulphate, contaminates (such as silica and base metals) and the specific gravity of the sample. The sample widths have varied from 0.25 meters to 12 meters in width. The samples have been analyzed for Specific Gravity, Barite, Silica oxide, Strontium oxide, Manganese, Iron and ICP 32 elements.

The specific gravity in most cases has been a weight determination, where the sample is weighed dry and wet and the specific gravity of the sample is calculated. The samples taken by Linda Caron P. Eng. in May 2003, could not be estimated this way, so the specific gravity was calculated from the respective weights of barium sulphate and silica oxide, the two main components in the samples.

The sampling has all been completed by visually determining the higher grade or weight samples and sending them in. The fringe samples which contain some barite were sampled separately.

The samples have been sent to Loring Laboratories, Als Chemex, Process Research Associates and International Plasma Laboratory. In all cases the results are in the same range and as a result I think there is good support for the values to be accurate.

12.0 Data Verification

In this situation the results from 3 different laboratories have all given comparable values in Barium sulphate and specific gravity measurements and this is a good indication that the values can be relied upon for further work. The author took a sample from the core drilled in 2003 as an independent check of the sampling and assaying. However it is the opinion of the author that there is such a difference in the specific gravity of the barite in comparison to the country rock that it is very easy to determine where the barite intersections start and stop by picking up the core in the boxes.

The core recovery was very good.

13.0 Mineral Processing and Metallurgical Testing

Metallurgical testing was completed on two samples from the Lapin or Rock Creek project by G & T Metallurgical Services in Kamloops. The samples were sent to the laboratory by Bill Inverarity; one form the property directly and the other from the property through PRA. The first sample was called LG Feed Composite and was finely ground containing 84% BaSO4, while the second sample was identified as East Extension 1 Composite and contained 67% BaSO4.

Ten tests were performed on the samples exploring gravity separation, leaching and flotation as a method to produce a suitable barite concentration. The objective was to obtain a barite concentrate with a specific gravity of 4.2 or greater with the most economically separation process.

The basic testing that was completed on the samples indicated that there was a good correlation between the specific gravity and the barite composition where 92% BaSO4 provides a specific gravity of 4.20. The conclusion for the preliminary testing as reported by G & T Metallurgical was that the flotation of the barite concentrate away from low specific gravity gangue provided superior metallurgical results. The results suggested that in flotation tests that 94% of the barite was being concentrated into a concentrate with a grade of 92% BaSO4 or higher. The G & T Metallurgical report is appended.

The mineralization has been evaluated by a number of different groups as evidenced by the metallurgical testing completed. There are a variety of end uses for the barite one being drilling mud and another being whitener for the paint industry. The specifications required for the drilling mud industry and some specifications from G & T Metallurgical regarding the paint industry are attached in Appendix 1. The testing completed to data that either industry could use some of the product form the processing of this mineralization.

14.0 Mineral Resource and Mineral Reserve Estimates

The Area A is the primary area that has been drilled by Zena Capital in their evaluation of the property. The area has been drilled on 5 to 8 meter centers in places and sections every 5 meter have been constructed. In visiting the property, it is obvious that the barite zones are podiform in morphology. The primary area is the outcrop at Area A and this has been the focus of the initial drilling in 2003. It is feasible to estimate a resource for this area which is based upon a sectional estimate with cross sections constructed every 5 meters.

The detailed drilling has been completed on 4 sections which are L0E, L5E, L10E and L15E. No drilling has occurred on L20E, however the barite was intersected on L25E. Given the variability of the barite zone both in drill hole and on surface the detailed drilling at 5 meter centers would be classified as a measured resource as defined in the CIMM definition, while the material from 17.5 meter to 25 would be classified as an indicated resource under the CIMM definition. The barite outcrop provides significant confidence when combined with the drilling of this zone that there is good continuity over the 20 meter length of the zone that is estimated to be a measure resource. Sporadic holes over a distance of 80 meters have intersected barite over widths of 2 meters (see sections 25 E, 50 E and 65 E). There is an old trench which has barite beyond line 100 E however this was not seen by the author.

The resource calculations are shown below in the table and were calculated based on a sectional interpretation and a sectional estimation in the detailed drilling area being estimated as a measured resource and outside of that being estimated as a measured resource.

Table 4 – Measured Resource estimate by section in Area A

Section	Area on Section	Width of section	Specific Gravity	Tonnes
L00E	30.42 m2	5 m	4.26	647.95
L05E	127.39 m2	5 m	4.21	2,681.56
L10E	49.83 m2	5 m	4.19	1,043.94
L15E	66.93 m2	5 m	4.33	1,449.03
Total				5,822.48

Table 5 – Inferred Resource estimate on strike in Area A

Section	Area on Section	Width of section	Specific Gravity	Tonnes
L25E	35 m2	20 m	3.5	2,450
L50E	20 m2	17 m	3.5	1,190
L65E	10 m2	20 m	3.5	700
Total				4,340

There is not enough data to provide an estimate of the resource available in Area B and C, however after drilling an estimate will be possible to complete.

15.0 Interpretation and Conclusions

The mineralization is podiform barite bodies hosted by argillite in the metamorphic Anarchist group which consists of metamorphosed sedimentary and volcanic rocks. The area A is estimated to have a measured resource of 5,800 tonnes of barite with an specific gravity of 4.2 which in the drilling mud industry would make it direct shipping. There are other alternatives for the barite to be used for which should be explored and one is using it in the paint industry as a whitener which would be more lucrative.

There are three areas that have been identified with barite at surface, three areas with geochemical values of barite identified in the geochemical survey that was carried out by First Point in 1996/97. These are the area to be followed up initially. The podiform nature of the barite mineralization will make it difficult to locate once these areas have been exhausted, however drilling for base metals on a more reconnaissance scale does suggest that barite can be found at or near the contact between the volcanic and sedimentary rocks. This is encouraging for long term exploration on the project.

Zena’s near term, plan for which they have a permit, is to take a bulk sample of the barite in area A, so that they can obtain an accurate estimate of how much barite is present, try test mining a section and obtain a large enough sample to try marketing the product to various different markets. This program which is recommended will provide some valuable economic information for a production decision on the property.

The metallurgical testing that was completed in 1996 by G & T Metallurgical and they concluded that flotation of the barite concentrate away from low specific gravity gangue provided superior metallurgical results. The results suggested that in flotation tests that 94% of the barite was being concentrated into a concentrate with a grade of 92% BaSO4 or higher. This processing will only be required for material that has a specific gravity of less then 4.2 which appears to be the cut off for direct shipping barite for the drilling mud industry.

16.0 Recommendations

The drilling that has been completed in Area A has confirmed the presence of the high grade Barite that had been previously intersected in the drilling in the area.  The detailed drilling completed by Zena has outlined a measured resource of 5,800 tonnes of direct shipping barite with a specific gravity of greater than 4.2. I propose that the following program be completed:

1)

Drilling 4 - 5 holes for total meterage of 50 meters

5,000

2)

Open pit bulk sample

120,000

3)

Metallurgical testing of the bulk sample

25,000

4)

Test marketing of the product to a variety of industries.

50,000

5)

Exploration on other targets

40,000

6)

Reporting

  10,000

Total

250,000

The estimated cost of this program would be $250,000 Canadian.

The exploration on Areas B and C should include hand trenching to define areas of extension away from the surface outcrops. Once a size has been defined or it is not feasible to do further hand trenching then a small back hoe could be used. This should be followed up by shallow drill holes close to the known outcrops and gradually increasing the step outs.

In evaluating the outcrops and area I do not think that geophysics will work to assist in identifying the barite horizons. To follow up the geochemical targets from the First Point geochemical grid, I would recommend a detailed soil sampling survey with samples being taken every 5 meters along lines that are 20 meters apart. The area covered does not need to be large but you will need to cover the area thoroughly.

Respectively submitted

“Godfrey Walton”

Godfrey Walton P. Geo.

October 24, 2003

17.0 References

Miller R. E. 1999

1999 Geological report on the Rock Claims Lapin Barite Project, Assessment report.

Shouldice, T and Lafreniere, T 2002 Preliminary Metallurgical assessment of the Lapin Barite Deposit, G & T Metallurgical Services Ltd

Caron, L. 2003

Lapin Barite Property

Maclean, B. 2003

Due diligence drilling report Area A Mine Plan and

Exploration Plan Rock Creek Barite Project

Appendix 1 – Metallurgical Report and Specification for

the Drilling Mud Industry and the Paint Industry

The data from this Appendix has been removed so that the file would be small enough to be filed on Sedar. The data is stored at the Company's office and available to any person who is interested.

Appendix 2 – Drill Logs

DRILLING RESULTS

DDH 03LAP1

This hole was located to twin 97LP11

Initial Logging Results

Location:

L5E

Bearing:

180

Angle:

45

From	To	Assay Sg/%BaSO4	Description
0	9	NA	CASING
12	17	4.35/97.87	Barite
17	22	3.62/68.08
22	27	4.38/95.69
27	32	4.32/92.77
32	37	4.29/88.04
27	42	4.31/94.60

DDH 03LAP2

Initial Logging Results

Location:

L15E

Bearing:

180

Angle:

45

From	To	Assay Sg/%BaSO4	Description
0	8		Over burden
8	23		Argillite
23	27	4.35/89.80
27	33	4.29/82.94
33	44		Argillite

DDH 03LAP3

Initial Logging Results

Location:

L25E

Bearing:

180

Angle:

45

From	To	Assay Sg/%BaSO4	Description
0	17		Overburden
17	34		Graphite Argillite
34	35	2.73/1.74
35	39		Argillite

DDH 03LAP4

Initial Logging Results

Location:

Bearing:

315

Angle:

45

From	To	Assay Sg/%BaSO4	Description
0	21		Overburden
21	82		Argilllite and faults

DDH 03LAP5

Initial Logging Results

Location:

L10E - 3m

Bearing:

180

Angle:

45

From	To	Assay Sg/%BaSO4	Description
0	5		Overburden
5	13		Argillite
13	17	4.25/86.17
17	23	4.38/95.18
23	25	4.12/87.38
25	50		Argillite and graphitic argillite

DDH O3LAP6

Initial Logging Results

Location:

L10E - 3m

Bearing:

180

Angle:

60

From	To	Assay Sg/%BaSO4	Description
0	5		Overburden
5	11		Argillite
11	24	4.43/93.64
24	27		Argillite

DDH 03LAP7

Initial Logging Results

Location:

L15E - 10m

Bearing:

180

Angle:

60

From	To	Assay Sg/%BaSO4	Description
1	16		Overburden
16	38		Argillite
38	41	4.21/86.42
41	47	4.37/94.46
47	53	4.45/98.69
53	57	4.31/95.27
57	107		Argillite

DDH 03LAP8

Initial Logging Results

Location:

L05E - 10m

Bearing:

180

Angle:

70

From	To	Assay Sg/%BaSO4	Description
0	9		Overburden
9	42		Argillite and graphite
42	58		Greenstone

DDH 03LAP9

Initial Logging Results

Location:

L05E - 10m

Bearing:

225

Angle:

45

From	To	Assay Sg/%BaSO4	Description
0	11		Overburden
11	35		Argillite
35	42	4.28/92.85
42	47	4.22/94.43
47	60		Argillite

DDH 03LAP10

Initial Logging Results

Location:

L50 - 4.2N

Bearing:

180

Angle:

45

From	To	Assay Sg/%BaSO4	Description
0	7		Overburden
7	34		Argillite
34	36.5		Barite , poor recovery
36.5	44		Argillite

DDH 03LAP11

Initial Logging Results

Location:

L69E - 9N

Bearing:

180

Angle:

45

From	To	Assay Sg/%BaSO4	Description
No Log

DDH 03LAP12

Initial Logging Results

Location:

L25E - 10m

Bearing:

180

Angle:

90

From	To	Assay Sg/%BaSO4	Description
0	7		Overburden
7	66		Argillite and faults
66	68		Barite
68	78		Greenstone
78	87		Barite and Greenstone

Appendix 3 – Cross Sections

baseline
-10m
+10m
-5m EM depth
Resource Outline
-30m
EM Signature
Proposed Drillhole
Casing
Barite
Graphite
Other

G.J.Walton & Associates Ltd.

ZENA CAPITAL CORP.

LAPIN BARITE PROJECT

SECTION 00

ROCK CREEK, BRITISH COLUMBIA

baseline
-10m
+10m
-5m EM depth
-30m
overburden
Resource Outline
EOH
EOH
N
EM Signature
Proposed Drillhole
Casing
Barite
Graphite
Other
G.J.Walton & Associates Ltd.
ZENA CAPITAL CORP.
LAPIN BARITE PROJECT
SECTION L 05 E
ROCK CREEK, BRITISH COLUMBIA
SEP. 2005

N
baseline
-10m
+10m
-5m EM depth
gr
Resource Outline
EOH
-30m
EM Signature
Proposed Drillhole
Casing
Barite
Graphite
Other
G.J.Walton & Associates Ltd.
ZENA CAPITAL CORP.
LAPIN BARITE PROJECT
SECTION L 10 E
ROCK CREEK, BRITISH COLUMBIA

baseline
-10m
+10m
-5m EM depth
-30m
N
Resource Outline
EM Signature
Proposed Drillhole
Casing
Barite
Graphite
Other

G.J.Walton & Associates Ltd.

ZENA CAPITAL CORP.

Drawing:
LAPIN BARITE PROJECT
SECTION L 15 E

Location: ROCK CREEK, BRITISH COLUMBIA

DATE: SEP. 2006

N
baseline
+10m
-10m
-5m EM depth
-30m
EOH
EOH
EM Signature
Proposed Drillhole
Casing
Barite
Graphite
Other

G.J.Walton & Associates Ltd.

ZENA CAPITAL CORP.

LAPIN BARITE PROJECT

SECTION L 25 E

ROCK CREEK, BRITISH COLUMBIA

baseline
-10m
+10m
-5m EM depth
-30m
N
?
EM Signature
Proposed Drillhole
Casing
Barite
Graphite
Other

G.J.Walton & Associates Ltd.

ZENA CAPITAL CORP.

LAPIN BARITE PROJECT

SECTION L 65 E

ROCK CREEK, BRITISH COLUMBIA

SEP. 2005

Appendix 4 – Author’s Certification

I, Godfrey Walton, P.Geo. do hereby certify that:

1.

I am currently employed as President by:

G.J Walton and Associates

5463 Cortez Crescent

North Vancouver, BC

V7R 4R1

2.

I graduated with a degree in BSc. Hons in Geology from the University of

Alberta in 1974. In addition, I have obtained a MSc in specializing in

Metamorphic Petrology from Queens University, Kingston in 1978.

3.

 I am a member of the Association of Professional Engineers and

Geoscientists of the Province of British Columbia as of 1992.

4.

I have worked as a geologist for a total of 29 years since my graduation from university with my B.Sc.

5.

I have read the definition of “qualified person” set out in Nation Instrument

43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirement to be a “qualified person” for the purposes of NI 43-101.

6.

I am responsible for the preparation of all sections of the report titled

Technical Report on the Rock Creek Barite Property, Rock Creek British

Columbia and dated October 24, 2003 (the “Technical Report”) relating to the Rock Creek Barite property in British Columbia, Canada. I visited the

Rock Creek Barite property on September 24, 2003.

7.

I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical

Report, the omission to disclose which makes the Technical Report misleading.

8.

 I am independent of the issuer when applying all of the tests for National

Instrument 43-101.

9.

 I have read National Instrument 43-101 and Form 43-101F1, and the

Technical Report has been prepared in compliance with that instrument and form.

10.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report

Dated this 24 Day of October 2003.

“Godfrey Walton”

Godfrey Walton, P. Geo.

Consent of Author

TO:

British Columbia Securities Commission

Alberta Securities Commission

I, Godfrey Walton, do hereby consent to the filing on Sedar with the regulatory authorities referred to above, of the technical report titled “Technical Report on the Rock Creek Barite Property, Rock Creek, British Columbia” dated October 24th 2003 (the “Technical Report”) and to the written disclosure of the Technical Report and of extracts from or a summary of the Technical Report in the written disclosure by Zena Capital Corp.

I also certify that I have read the news release dated April 1st, 2004 being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the news release dated April 1st 2004 of Zena Capital Corp. contains any misrepresentation of the information contained in the Technical Report.

Dated this 19th Day of October 2005.

___”Godfrey Walton”____

Godfrey Walton P. Geo

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zena Capital Corp. - SEC File No. 000-50829

(Registrant)

January 5, 2006

By: /s/     Terry Amisano

Date

Terry Amisano, President and Director

40